UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60
ANNUAL REPORT
FOR THE PERIOD

Beginning January 1, 2003 and Ending December 31, 2003

TO THE
U.S. SECURITIES AND EXCHANGE COMMISSION
OF

ENTERGY ENTERPRISES, INC.
 ___________________________________________________________________
(Exact Name of Reporting Company)

A                                Subsidiary         Service Company
  _______________________________
("Mutual " or "Subsidiary")

Date of Incorporation         December 30, 1983                   If not Incorporated, Date of Organization
                                                            _______________________                                                                             _______________

State or Sovereign Power under which Incorporated or Organized                            Louisiana
                                                                                                                          _________________________

Location of Principal Offices of Reporting Company            639 Loyola Avenue, New Orleans, Louisiana  70113
                                                                                          __________________________________________

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Steven C. McNeal              Vice President and Treasurer                   P.O. Box 61000, New Orleans, La. 70161
_________________________________________________________________________________________________
      (Name)                                                           (Title)                                                                               (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Entergy Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Sec. 210.3-01 (b)).

6. Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, Sec. 210.3-01(c)).

7. Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart

The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Schedule I - Comparative Balance Sheet

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	As of December 31
		Current	Prior
	Service Company Property

101	Service company property (Schedule II)	3,387,415	3,593,517
107	Construction work in progress (Schedule II)	(210,387)	(508,615)
	Total Property	3,177,028	3,084,902

108	Less accumulated provision for depreciation and amortization of service
	company property (Schedule III)	2,181,707	1,117,420
	Net Service Company Property	995,321	1,967,482

	Investments

123	Investments in associate companies (Schedule IV)	-	-
124	Other Investments (Schedule IV)	896,508	896,508
128	Special Funds (Schedule IV)	-	-
	Total Investments	896,508	896,508

	Current and Accrued Assets

131	Cash	100,750	83,974
134	Other special deposits (Schedule IV)	157,013	157,013
135	Working funds	2,009,563	1,983,321
136	Temporary cash investments (Schedule IV)	2,634,518	2,649,255
141	Notes Receivable	2,063,753	2,063,753
142	Customer Accounts Receivable	-	-
143	Accounts receivable	66,222	302,029
144	Accumulated provision of uncollectible accounts	(2,063,753)	(2,063,753)
145	Notes Receivable - Associated Companies (Schedule IV)	26,373,173	28,832,000
146	Accounts receivable from associate companies (Schedule V)	11,036,901	16,856,031
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	19,195	19,098
165	Prepayments	101,015	101,015
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	42,498,350	50,983,735

	Deferred Debits

181	Unamortized debt expense	158,485	-
183	Preliminary survey and investigation charges	19,734	292,397
184	Clearing accounts	4,054	173,526
186	Miscellaneous deferred debits (Schedule IX)	11,247,616	4,964,578
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	22,293,770	33,918,943
	Total Deferred Debits	33,723,659	39,349,445

	TOTAL ASSETS AND OTHER DEBITS	$78,113,838	$93,197,170

	* Note: Amounts may not foot due to rounding.

4 of 27 pages
ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Schedule I - Comparative Balance Sheet

Account	Account Liabilities and Proprietary Capital	As of December 31
		Current	Prior
	Proprietary Capital

201	Common stock issued (Schedule XI)	$57,400,000	$57,400,000
211	Miscellaneous paid-in-capital (Schedule XI)	395,658,686	390,658,686
216	Unappropriated retained earnings (Schedule XI)	(414,430,896)	(402,927,660)
	Total Proprietary Capital	$38,627,790	45,131,026

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
227	Capital Leases	-	-
228	Accumulated Misc. Operating Provision	1,670,815	1,670,790
	Total Long-Term Debt	1,670,815	1,670,790

	Current and Accrued Liabilities

231	Notes payable	-	-
232	Accounts payable	6,400,932	3,039,057
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Account payable to associate companies (Schedule XIII)	12,472,535	20,348,094
236	Taxes accrued	(1,505,447)	365,727
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	(2,875,184)	(1,254,299)
242	Miscellaneous current and accrued liabilities (Schedule XIII)	3,490,839	6,659,885
	Total Current and Accrued Liabilities	17,983,674	29,158,464

	Deferred Credits

253	Other deferred credits	19,831,559	17,236,890
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	19,831,559	17,236,890

282	Accumulated Deferred Income Taxes

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$78,113,838	$93,197,170

	* Note: Amounts may not foot due to rounding.

5 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule II - Service Company Property

		Balance at		Retirements		Balance
		Beginning		or	Other (1)	at Close
	Description	of Year	Additions	Sales	Changes	of Year

Service Company Property

Account
301	Organization		-	-
303	Miscellaneous Intangible Plant	560,631	-	-	(204,742)	355,889
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office Furniture and
	Equipment	3,032,886	-	1,360	(1,440,041)	1,591,485
309	Automobiles, Other Vehicles
	and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company					1,440,041
	Property (3)	-	-	-	-	-
	SUB-TOTAL	3,593,517		1,360	(1,644,783)	3,387,415
107	Construction Work in Progress	(508,615)			298,228	(210,387)
	TOTAL	$3,084,902		$1,360	($1,346,555)	$3,177,028

(1) Provide an explanation of those changes considered material:
$1,440,041 reclassed from Office Furniture and Equipment to Other Service Company Property.
($204,742) net credit billed from Entergy Services Inc.

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

						Balance at
Subaccount Description					Additions	Close of Year
Office Furniture and Equipment
Furniture						$1,011,905
Computer Equipment					(6,280)	483,149
Telephone						6,290
Computer Software						90,142
				TOTAL	($6,280)	$1,591,485

(3) Describe other service company property:
$1,133,195 investment in ETHC property.
$150,366 investment in software capital - 1999
$126,136 investment in ERS property
$30,344 in other capital

* Note: Amounts may not foot due to rounding.

6 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

		Balance at	Additions		Other	Balance
		Beginning	Charged to		Changes Add	at Close
	Description	of Year	Account 403	Retirements	(Deduct) (1)	of Year

Account
301	Organization		-			-
303	Miscellaneous Intangible Plant	15,457	202,485			217,943
304	Land and Land Rights	-	-			-
305	Structures and Improvements	-	-			-
306	Leasehold Improvements		-			-
307	Equipment	-	-			-
308	Office Furniture and Fixtures	1,101,963	861,801			1,963,764
309	Automobiles, Other Vehicles					-
	and Related Garage Equipment		-			-
310	Aircraft and Airport Equipment		-			-
311	Other Service Company					-
	Property		-			-

	TOTAL	$1,117,420	$1,064,287			$2,181,707

(1) Provide an explanation of those changes considered material:
N/A

* Note: Amounts may not foot due to rounding.

7 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 123 - Investment in Associate Companies	-	-
Account 124 - Investments (Options on land purc)hase
Investment in ECD Investments, 10 Class C Shares	$896,508	$896,508
Account 128 - Special Funds
Account 134 - Special Funds	157,013	157,013
Account 136 - Temporary Cash Investments
Money market	2,649,255	2,634,518
Account 145 - Notes Receivable - Associated Cos.
Intercompany loan to Entergy Global Investments, Inc.	28,832,000	26,373,173

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has accommodation or convenience payments for associate companies, a separte listing of total payments for each.

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 146 - Accounts Receivable from Associate Companies

See page 8-A, B	16,856,031	11,036,901
TOTAL	$16,856,031	$11,036,901

		Total
Analysis of Convenience or Accommodation Payments:		Payments

See page 8-C		17,163,750
TOTAL PAYMENTS		$17,163,750

* Note: Amounts may not foot due to rounding.

8 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
For the Year Ended December 31, 2003

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Power Development Corp.	$433,208	$442,910
Entergy International, Ltd, LLC	224,697	335,664
Entergy Power, Inc.	12,917	65,112
Entergy Ventures Holding Company, Inc.	-	45
Entergy Nuclear Holding Co. #1	-	10
Entergy Operations Services, Inc.	360,015	176,959
Entergy Power Operations Corp.	(32,384)	-
Entergy Technologies Holding Co.	45,599	415,359
Entergy Services Inc.	246,203	220,672
Entergy Holdings, LLC	42,086	27,073
Entergy Business Solutions LLC	92,815	-
Entergy Thermal LLC	155,381	157,432
Entergy Power International Holdings Corp.	835,508	552,074
Entergy Technologies Corp.	104,272	123,019
Entergy Enterprises Inc. (Divisions)	403,464	-
Entergy Nuclear Inc.	707,670	1,061,314
Entergy Nuclear Finance Holding, Inc.	-	44
Entergy Power Generation Corp.	-	3,318
Entergy Trading & Marketing (Entergy-Koch UK)	660,463	(39,225)
Entergy Global Power Operations Corp.	181
Entergy Power Operations U.S., Inc.	1,437,441	504,066
Northern Iowa Wind, LLC	616,154	35,581
Entergy Mississippi, Inc.	126,694	-
Warren Power LLC	7,869	18,868
Entergy Power Gas Operations Corp	128,686	916
Entergy Global Investments, Inc.	73,056	73,580
Entergy Nuclear Generation Corp	1,663,389	622,361
Entergy Nuclear Indian Point 3, LLC	1,672,968	742,314
Entergy Nuclear Fitzpatrick, LLC	1,638,457	414,819
TLG Services, Inc.	82,524	129,282
Entergy Solutions Supply, Ltd.	20,146	15,733
TOTAL (for this page)	11,759,479	6,099,299

* Note: Amounts may not foot due to rounding.

8A of 27 pages

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Solutions Management Services, LLC	47,416	20,600
Entergy Procurement Exchange Holding Company	16,994	11,857
Entergy Nuclear Operations, Inc.	(386,632)	68,742
Entergy Resources, Inc.	-	948,905
Entergy Power RS Corp	471,273	-
Entergy Power Gas Holding Corp	16,351	152
Entergy Power Ventures LLP	85,408
Entergy Power E and C Holding	35,234	13,547
Entergy Power Crete Corp	21,085	-
EWO Marketing Holding, LP	66,260	87,093
Entergy Power Tech Corp	14,095	-
Entergy Nuclear Indian Point 2, LLC	1,682,669	882,727
Entergy Solutions Select, Ltd.	727,585	22,790
Entergy Solutions Essentials, Ltd.	1,998	15
Entergy Commerce, Inc.	10,598	16,042
Entergy-Koch Trading LP	409,577	130,331
Entergy UK Enterprises Ltd., LLC	11,359	10,833
Entergy Retail Texas, Inc.	-	43
Entergy Solutions District Cooling, LP	-	204,423
Entergy Solutions District Energy LLC	-	370,941
Entergy Solutions, Ltd	564,731	1,040,410
Entergy Thermal UNO	121	583
Entergy Nuclear Vermont Yankee, LLC	1,105,188	427,273
Entergy Asset Management, Inc.	195,242	674,129
Entergy Nuclear Nebraska, LLC	-	6,166
TOTAL (for this page)	5,096,553	4,937,602
TOTAL (both pages)	16,856,031	11,036,901

* Note: Amounts may not foot due to rounding.

8B of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
For the Year Ended December 31, 2003

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.
Analysis of Convenience or Accommodation Payments:		Payments
Entergy Nuclear, Inc.		$50,769
Entergy Thermal LLC		272,526
Entergy Global Investments Inc.		(107)
Entergy Asset Management, Inc.		281,782
Entergy Nuclear Generation Corp		1,253,474
Entergy Solutions Management Services, LLC		44,899
Entergy Nuclear Indian Point 3, LLC		1,407,115
TLG Services		41,914
Entergy Enterprises, Inc. - Development		7,050,936
Entergy MHK Retail, LLC		(4,071)
Entergy Solutions, Ltd.		2,611,148
Entergy Solutions Supply Ltd.		12,273
Entergy Nuclear Indian Point 2, LLC		1,299,573
Entergy Nuclear Operations, Inc.		76,862
Entergy Solutions Select Ltd.		3,407
Entergy Operations Services, Inc.		444,013
Entergy Power Inc.		13,878
Entergy Nuclear Fitzpatrick, LLC		1,388,506
Entergy Nuclear Vermont Yankee, LLC		913,896
Entergy Resources, Inc.		957

	TOTAL PAYMENTS
	TOTAL PAYMENTS	$17,163,750

* Note: Amounts may not foot due to rounding.

8C of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule VI - Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	NONE	NONE	NONE

TOTAL	$0	$0	$0

Summary:

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$10,264	$8,931	$19,195

TOTAL	$10,264	$8,931	$19,195

* Note: Amounts may not foot due to rounding.

9 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 174 - Miscellaneous Current and Accrued Assets	NONE	NONE

TOTAL

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule IX - Miscellaneous Deferred Debits

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	Balance at	Balance at
Description	Beginning of Year	Close of Year
Account 186 - Miscellaneous Deferred Debits

Employee Benefits and Taxes	$5,181,131	$7,698,291
Misc. Deferred ESI Costs	-	248,637
Deferred Employee Expenses	-	(56,053)
Deferred Restructuring Costs	-	2,851,028
Deferred Project Costs	(216,553)	(500)
Active Development Costs		(175,266)
Deferred Divestiture Costs	-	681,479

TOTAL	$4,964,578	$11,247,616

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule X - Research, Development or Demonstration Expenditures

Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description		Amount

Account 188 - Research, Development, or Demonstration Expenditures		-

	TOTAL	$ -

* Note: Amounts may not foot due to rounding.

10 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XI - Proprietary Capital

		Number of Shares	Par or Stated	Outstanding Close of Period
Account Number	Class of Stock	Authorized	Value Per Share	No. of Shares	Total Amount
201	Common Stock Issued	100,000	NONE	57,400	57,400,000

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

	Description				Amount

Account 211 & 207	Miscellaneous Paid-in Capital
	Beginning Balance				$ 390,658,686
	Capital contributions from Entergy Corp. and affiliate subsidiaries to invest in other businesses				5,000,000
	and to fund domestic and international power development
	Ending Balance				395,658,686

Account 215	Appropriated Retained Earnings				NONE

				TOTAL	$ 395,658,686

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net Income	Dividends	Balance at
	Description	Beginning of Year	-or (loss)	Paid	Close of Year

Account 216 - Unappropriated Retained Earnings		(402,927,660)	(11,503,236)		(414,430,896)

	TOTAL	($402,927,660)	($11,503,236)		($414,430,896)

* Note: Amounts may not foot due to rounding.

11 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

For the Year Ended December 31, 2003

Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	Terms of Obligation				Balance at			Balance at
	Class & Series	Date of	Interest	Amount	Beginning			Close
Name of Creditor	of Obligation	Maturity	Rate	Authorized	of Year	Additions	Deductions(1)	of Year

Account 223 - Advances from
Associate Companies:
NONE	NONE	-	-	-	-	-	-	-

Account 224 - Other Long-Term
Debt:		-	-	-	-	-	-	-
NONE	NONE

				TOTAL	$0	$0	$0	$0

12 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 233 - Notes Payable to Associate Companies		-	-

	TOTAL	$0	$0

Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.		18,674,830	$11,766,239
Entergy Power Crete Corp.		219,250	12,584
EN Services LP		257,870	338,399
Entergy Power RS, LLC		620,046	91,908
Entergy Louisiana		286	(49,041)
Entergy Gulf States		286,065	4,876
Entergy Mississippi		182,607	47,704
Entergy Operations		(1,020)	212
Entergy Arkansas		8,512	926
Entergy Corp.		-	258,726
Entergy Operations Services, Inc.		99,646	-

	TOTAL	20,348,094	$12,472,535

Account 242 - Miscellaneous Current and Accrued Liabilities
Benefit Plans		4,786,737	1,654,694
Accrued Liabilities-Rent		-	(360,352)
Accrued Liabilites-Payroll		2,074,927	-
Accrued Liabilities-Litigation		(201,779)	-
Accrued Liabilities-Incentive Compensation		-	818,070
Accrued Liabilities-Stock Options			675,885
Accrued Liabilities-Bonus			705,416
Accrued Liabilities-Other		-	(2,873)
	TOTAL	$6,659,885	$3,490,839

13 of 27 pages
ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 13-A through 13-E

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XIV - Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

Enterprises' principal activities during 2003 included: (1) engaging in preliminary development activities with respect to various investment opportunities for the Entergy System, (2) marketing to non-associates the System’s expertise and capabilities in energy-related areas, (3) marketing to non-associates intellectual property developed by System companies, (4) providing various consulting, management, administrative and support services to certain associate companies, and (5) providing indirectly through one or more special purpose subsidiary companies of Entergy various operations and maintenance services to non-associate or certain associate companies,.

Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated January 11, 1983.

All transactions between Enterprises and other System companies generally are on a full cost reimbursement basis, except that, pursuant to SEC orders and/or regulations, (1) Enterprises must reimburse Entergy Services, Inc. and certain other regulated System companies for services at cost plus 5% and (2) Enterprises may charge market-based rates for services provided to non-utility associate companies under certain circumstances.

B. System of Accounts

The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.

C. Cash and Cash Equivalents

Enterprises consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

D. Depreciation and Amortization

Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture, computers and office equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

E. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income Taxes

The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.

2. TRANSACTIONS WITH AFFILIATES

Entergy Services, Inc. provides technical and consulting services and other assistance to Enterprises at cost plus 5% which amounted to $91,398,117 and $73,150,724 for the years 2003 and 2002, respectively. Also, see schedule "Analysis of Billing – Associate Companies – Account 457" for all other affiliate transactions.

3. INCOME TAXES

The tax sharing agreement with Entergy provides that the Company will receive tax benefits for its taxable loss utilized by other members of the consolidated group. Accordingly, the Company receives the tax benefit of the cumulative losses in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 2003).

Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 2003 and 2002.

Deferred Tax Assets/(Liabilities)	2003	2002
Equipment and fixed assets	$ (309,635)	$ 756,078
Deferred charges and other	5,285,385	7,915,110
Unrealized loss on marketable securities	2,827,178	2,827,178
Other intangible assets	12,944,954	20,035,723
Business development assignment	1,545,887	1,545,887
Reserve for relocation	-0-	838,967
State net operating loss carryforwards	417,395	277,702
Gross deferred tax asset/(liabilities)	22,711,165	34,196,645
State deferred tax valuation allowance	(417,395)	(277,702)
Net Deferred Tax Assets/(Liabilities)	$22,293,770	$33,918,943

The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management’s conclusions that sufficient positive evidence, as defined by FAS 109, regarding the realization of certain tax carryforward items does not exist. Such items generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.

The provision for intercompany (benefit) expense in lieu of federal income taxes for the year ended December 31, 2003 and 2002 consisted of the following:

	2003	2002

Current:
Federal	$ (12,354,372)	$ (26,269,452)
State	121,044	(68,393)
Total Current Income Tax Expense (Benefit)	(12,233,328)	(26,337,845)

Deferred:
Federal	8,473,165	(5,114,200)
State	-	678
Total Deferred Income Tax Expense	8,473,165	(5,113,522)

Recorded Income Tax Expense (Benefit)	$ (3,760,163)	$ (31,451,367)

The Company’s total income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The difference is generated by the effects of items related to development cost reversals which were transferred for tax purposes to affiliated companies, the year-end return to accrual true-up, and the effect of state income taxes.

At December 31, 2003, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $8.0 million. These net operating loss carryforwards expire during various periods through 2017 depending on the taxing jurisdiction.

4.  OTHER INVESTMENTS

In 2001, Entergy Enterprises, Inc. acquired 10 Class C shares from ECD Investments, LLC (A business development and finance organization serving poverty-stricken areas in western Mississippi, eastern Arkansas, and northeastern Louisiana). As of December 31, 2003, the amount of the investment was $896,508.

5. COMMON STOCK

At December 31, 2003, Enterprises is authorized, by its Charter, to issue 100,000 shares of its common stock.

It is anticipated that Enterprises’ cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises’ obligations. Further investment by Entergy in Enterprises may take the form of additional purchases of common stock, capital contributions, loans, and/or open account advances (without interest).

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XV Comparitive Statement of Income

Account	Description	Current Year	Prior Year

	Income
457	Services rendered to associate companies	$137,586,070	$78,154,412
458	Services rendered to nonassociate companies	65,010	59,220
418	Subsidiary Income	-	-
419	Interest Income	566,568	182,448
421	Miscellaneous income or loss	414,794	549,611
	Total Income	138,632,441	78,945,691

	Expense
920	Salaries and wages	18,523,698	30,837,682
921	Office supplies and expenses	5,812,020	9,136,942
922	Administrative expense transferred - credit	(2,145,857)	(7,651,355)
923	Outside services employed	105,040,946	85,620,573
924	Property insurance	23,326	(30)
925	Injuries and damages	249,020	(1,801)
926	Employee pensions and benefits	2,603,598	43,508
928	Regulatory commission expense	(0)	(1)
930.1	General advertising expenses	-	-
930.2	Miscellaneous general expenses	12,352,372	41,258,070
931	Rents	6,265,358	5,614,071
932	Maintenance of structures and equipment	294,373	9,255
940	Active Development	2,145,857	-
403	Depreciation and amortization expense	1,021,405	4,122,055
408	Taxes other than income taxes	1,708,673	275,544
409	Income taxes	(12,233,328)	(26,337,846)
410	Provision for deferred income taxes	8,473,165	(5,113,522)
416	Cost & Expense of Merchandising	-	-
421	Misc Nonoperating Income/Loss	-	-
426.1	Donations	117	14,305
426.3	Penalties	57	-
426.5	Other deductions	863	11,530
431	Other interest expense	14	28
	Total Expense	150,135,677	137,839,008

	Net Income or (Loss)	($11,503,236)	($58,893,317)

* Note: Amounts may not foot due to rounding.

14 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Analysis of Billing

Associate Companies - Account 457

	Direct	Indirect	Compensation	Total
	Costs	Costs	For Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed
	457-1	457-2	457-3

Entergy Resources, Inc.	$2,598,694	$672,274		$3,270,968
Entergy Power International Holdings Ltd.	130,311	3,461,475		3,591,786
Entergy Asset Management, Inc.	1,413,518	4,497,866		5,911,384
Entergy Ventures Holding Co., Inc.	-	184		184
Entergy Nuclear Holding Corp. #1	0	252		252
Entergy Power E&C Corp.	16,355	8,050		24,404
Entergy Power E&C Holdings	439,848	63,250		503,099
Northern Iowa Windpower LLC	44,957	106,369		151,326
Entergy Power, Inc.	312,889			312,889
Entergy Power Gas Operations Corporation	38	8,069		8,107
Entergy Power Gas Holdings Corporation	-	6,866		6,866
Entergy Power Development Corp.	35,635,699	2,697,571		38,333,271
Entergy Power Operations U.S., Inc.	3,687,123	330,939		4,018,062
Warren Power LLC	232,361	43,540		275,900
Entergy Holding, LLC	194	205,236		205,430
Entergy Thermal LLC	595,285	782,193		1,377,478
EEI Divisions	(12,702,350)	21,751,189		9,048,838
Entergy Koch Trading	681,316			681,316
Entergy Nuclear Generation Corp.	(10,586)	7,104,352		7,093,765
Entergy Nuclear, Inc.	621,469	6,848,075		7,469,544
Entergy Nuclear Indian Point 3 LLC	(9,998)	7,237,770		7,227,772
Entergy International Holdings Ltd.	-	70,261		70,261
Entergy Power RS Cogen	487,283	183,050		670,334
Entergy Technology Corp.	804,036	987,422		1,791,457
Entergy Business Solutions, LLC	197,423	1,830		199,254
Entergy Global Investments, Inc.	11	195,345		195,356
Entergy MHK Retail	-	(2,927)		(2,927)
Entergy Nuclear Operations Inc.	6,631,557	77,580		6,709,136
Entergy Operations Services, Inc	19,533	819,444		838,977
Entergy Procurement Exchange Holdings Company	2,960	95,002		97,962
Entergy Solutions Management Services	18,202	86,999		105,202
Entergy Solutions, Ltd.	272,559	6,768,692		7,041,251
Entergy Solutions Select, Ltd.	785,131	1,293,086		2,078,217
Entergy Solutions Supply, Ltd.	1,079	37,074		38,153
Entergy Solutions Essentials, Ltd.	1,491	16,736		18,227
Entergy Retail Texas, Inc.	-	407		407
Entergy UK Enterprises, Ltd.	2,006	92,674		94,680
Entergy Nuclear Fitzpatrick LLC	(9,903)	6,368,267		6,358,364
TLG Services	-	628,115		628,115
Entergy Technology Holding Company	4,321	726,288		730,610
Entergy Nuclear Indian Point 2 LLC	23,676	8,897,117		8,920,792
Entergy Commerce, Inc.	-	89,278		89,278
Entergy Nuclear Vermont Yankee LLC	10,324	5,181,688		5,192,013
EWO Marketing LLP	369,044	500,531		869,575
Entergy International, Ltd.	-	2,175,491		2,175,491
EN Services LP	2,521,275	138,315		2,659,590
Entergy Thermal UNO LLC	856	-		856
Entergy Solutions District Energy LLC	262,468	-		262,468
Entergy Solutions District Coolings LP	127,273	17,454		144,727
Entergy Nuclear Finance Holding, Inc.	-	715		715
Entergy Nuclear Nebraska LLC	50	56,869		56,919
Entergy Power Generation Corp.	(31,795)	69,765		37,970

TOTAL	$46,187,983	$91,398,087	-	$137,586,070

* Note: Amounts may not foot due to rounding.

15 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Analysis of Billing

Nonassociate Companies - Account 458

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

	Direct	Indirect	Compensation		Excess	Total
	Cost	Cost	For Use	Total	Or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed
	458-1	458-2	458-3		458-4

Louisiana Hydroelectric LP	65,013			65,013		65,013
Other		(3)		(3)		(3)

TOTAL	$65,013	($3)		$65,010		$65,010

* Note: Amounts may not foot due to rounding.

16 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XVI - Analysis of Charges for Service - Associate and Nonassociate Companies

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Acct	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

920	Salaries and Wages	$ 8,183,624	$ 1,922,647	$10,106,271	$ -	$ -	$ -	$ 8,183,624	$ 1,922,647	$ 10,106,271
921	Office Supplies and Expenses	1,412,563	331,865	1,744,428	-	-	-	1,412,563	331,865	1,744,428
922	Administrative Exp Transferred - Credit	-	-	-	-	-	-	-	-	-
923	Outside Services Employed	92,557,801	21,745,377	114,303,178	-	-	-	92,557,801	21,745,377	114,303,178
924	Property Insurance	23,326	5,480	28,806	-	-	-	23,326	5,480	28,806
925	Injuries and Damages	249,020	58,504	307,524	-	-	-	249,020	58,504	307,524
926	Employee Pensions and Benefits	1,210,513	284,396	1,494,909	-	-	-	1,210,513	284,396	1,494,909
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General Advertising Expenses	-	-	-	-	-	-	-	-	-
930.2	Miscellaneous General Expenses	2,577,018	605,440	3,182,458	-	-	-	2,577,018	605,440	3,182,458
931	Rents	2,849,634	669,488	3,519,122	-	-	-	2,849,634	669,488	3,519,122
932	Maintenance of Structures and Equip.	294,006	69,073	363,079	-	-	-	294,006	69,073	363,079
940	Active Development	-	-	-	-	-	-	-	-	-
403	Depreciation and Amortization Expense	1,021,405	239,967	1,261,372	-	-	-	1,021,405	239,967	1,261,372
408	Taxes Other Than Income Taxes	1,031,442	242,325	1,273,767	-	-	-	1,031,442	242,325	1,273,767
409	Income Taxes	-	-	-	-	-	-	-	-	-
410	Provision for Deferred Income Taxes	-	-	-	-	-	-	-	-	-
416	Cost & Exp of Merchandising	-	-	-	-	-	-	-	-	-
418	Earnings from Subsidiary		-	-	-	-	-	-	-	-
419	Interest Income		-	-	-	-	-	-	-	-
421	Other Income/Deductions	-	-	-	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	-	-	-	-
426.3	Penalties	57	13	70	-	-	-	57	13	70
426.5	Other Deductions	863	203	1,066	-	-	-	863	203	1,066
431	Other Interest Expense	14	3	17				14	3	17

	TOTAL EXPENSES	111,411,286	26,174,784	137,586,070	-	-	-	111,411,286	26,174,784	137,586,070
	Compensation for use of Equity Capital	-	-	-	-	-	-	-	-	-
	430 Interest on Debt to Associate Companies	-	-	-	-	-	-	-	-	-
	TOTAL COST OF SERVICE	$111,411,286	$26,174,784	$137,586,070	$ -	$ -	$ -	$111,411,286	$26,174,784	$137,586,070

* Note: Amounts may not foot due to rounding.

17 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			DEPARTMENT OR SERVICE FUNCTION
Acct.	Description of	Total						Energy	Technical	Retail	Construction, Asset Mgmt
Number	Items	Amount	Executive	Telecom	Development	Legal	Administration	Trading	Services	Business	& Plant Opertions

920	Salaries and Wages	$18,523,698	$950,665	$220,891	$9,060,813	$50,890	$4,226,376	$187,245	$90,460	$342,451	$3,393,906
921	Office Supplies and Expenses	5,812,020	84,706	72	4,239,561	59,895	1,016,681	1,366	13,928	13,017	382,793
922	Admin. Expense Transferred - Credit	(2,145,857)	-	-	(2,145,857)	-	-	-	-	-	-
923	Outside Services Employed	105,040,946	132,058	186	10,272,446	2,004,131	90,199,214	37,636	36,874	17,629	2,340,772
924	Property Insurance	23,326	-	-	-	-	23,326	-	-		-
925	Injuries and Damages	249,020	-	-	-	-	249,065	-	-	(45)	-
926	Employee Pensions and Benefits	2,603,598	1,215,018	42,823	16,908	114,732	(453,817)	43,071	3,357	93,218	1,528,289
928	Regulatory Commission Expenses	(0)	-	-	-	-	-	-	-	(0)	-
930.1	General Advertising Expenses	-	-	-	-	-	-	-	-	-	-
930.2	Miscellaneous General Expenses	12,352,372	-	161,144	10,800,000	201,387	2,212,151	(1,226,502)	470	163,123	40,600
931	Rents	6,265,359	1,405	-	3,365,558	47,496	2,845,543	1,265	-	297	3,794
932	Maintenance of Structures and Equipment	294,373	-	-	-	214	291,220	-	153	199	2,587
940	Reserve for Active Development	2,145,857	-	-	2,145,857	-	-	-	-	-	-
403	Depreciation and Amortization Expense	1,021,405	-	-	-	-	1,021,405	-	-	-	-
408	Taxes Other Than Income Taxes	1,708,673	151,529	15,286	439,996	62,511	614,152	15,368	7,828	32,883	369,121
409	Income Taxes	(12,233,328)	-	-	(12,233,328)	-	-	-	-	-	-
410	Provision for Deferred Income Taxes	8,473,165	-	-	8,473,165	-	-	-	-	-	-
416	Cost & Exp of Merchandising	-	-	-	-	-	-	-	-	-	-
421	Gain/Loss on Dispositions	-	-	-	-	-	-	-	-	-	-
426.1	Donations	117	-	-	117	-	-	-	-	-	-
426.3	Penalties	57	-	-	-	-	57	-	-	-	-
426.5	Other Deductions	863	-	-	-	-	614	-	-	249	-
431	Other Interest Expense	14	-	-	-	-	14	-	-	-	-

	TOTAL EXPENSES	$150,135,678	$2,535,382	$440,403	$34,435,236	$2,541,256	$102,246,002	($940,551)	$153,068	$663,021	$8,061,863

* Note: Amounts may not foot due to rounding.

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Departmental Analysis of Salaries - Account 920

	Departmental Salary Expense
Name of Department			Included in Amounts Billed to		Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Executive	$397,256		$397,256		2
Development, Telecom, Power Mkting,	$8,640,846		8,640,846		35
Technical Svcs, Retail, & Other
Legal	767,322		767,322		5
Administration	5,949,840		5,949,840		6
Severance	2,768,433		2,768,433		4

TOTAL	$18,523,698		$18,523,698		52

* Note: Amounts may not foot due to rounding.

19 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Outside Services Employed - Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

See pages 20-A thru 20-E			$105,040,946

20 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2003

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount
Adams and Reese	4500 One Shell Square	NA	10,593
Adams and Reese	New Orleans, LA 70139
Akin, Gump, Strauss, Hauer	1900 Penzoil Place	NA	830
Akin, Gump, Strauss, Hauer	So. Tower 711 Louisiana Street
Akin, Gump, Strauss, Hauer	Houston, TX 77002
American International Relocation Solutions	P.O. Box 200264	NA	3,825
American International Relocation Solutions	Pittsburgh, PA 15250
AT&T	P.O. Box 914000	NA	4,636
AT&T	Orlando, FL 32891
Ayco Co. LP	P.O. Box 3182	NA	10,625
Ayco Co. LP	Buffalo, NY 14240-3182
Baker & Botts, L.L.P.	PO Box 201626	NA	11,125
Baker & Botts, L.L.P.	Houston, TX 77216-1626
Bickerstaff, Heath, Smiley, Pollan, Kever, and McDaniel, LLP	1700 Frost Bank Plaza	NA	17,634
Bickerstaff, Heath, Smiley, Pollan, Kever, and McDaniel, LLP	816 Congress Avenue
Bickerstaff, Heath, Smiley, Pollan, Kever, and McDaniel, LLP	Austin, TX 78701-2443
Bird & Bird	90 Fetter Lane	NA	33,323
Bird & Bird	London, GBR EC4A 1JP
Black & Veatch Corp.	6601 College Blvd.	NA	17,788
Black & Veatch Corp.	Overland Park, KS 66211
Bloomberg Financial Markets	P.O. Box 30244	NA	825
Bloomberg Financial Markets	Hartford, CT 06150-0244
Brandon Moving & Storage, Inc.	P.O. Box 46006	NA	3,730
Brandon Moving & Storage, Inc.	Little Rock, AR 72214
S. Gareth Brett	20 Greenway Plaza Ste. 1025	NA	2,844
S. Gareth Brett	Houston, TX 77046
Brunini, Grantham, Grower, et al	PO Drawer 119	NA	7,707
Brunini, Grantham, Grower, et al	Jackson, MS 39205
C A Ferguson and Company	813 Greanleaf Avenue	NA	70,588
C A Ferguson and Company	Charlotte, NC 28202
Capita Business Services Ltd.	52 Horseferry Rd.	NA	9,836
Capita Business Services Ltd.	London, GBR SW1P2AF
Career Placement Temporaries	4444 Richmond Avenue	NA	54,362
Career Placement Temporaries	Houston, TX 77027-6798
Cendant Mobility	40 Apple Ridge Rd.	NA	3,002
Cendant Mobility	Danbury, CT 06810
Citibank USA NA	701 E. 60th Street N.	NA	105,972
Citibank USA NA	Sioux Falls, SD 57117
Citigroup Global	Citigroup Center, Canada Square	NA	2,349,379
Citigroup Global	Canary Wharf, London, GBR E14 5LB
Comensura Inc.	1775 St. James Place	NA	9,461
Comensura Inc.	Houston, TX 77056
Comsys	P.O. Box 60260	NA	13,998
Comsys	Charlotte, NC 28260
Consolidated Edison	4 Irving Place	NA	35,809
Consolidated Edison	New York, NY 10003
Corestaff Services, LP	1775 St. James Place	NA	8,572
Corestaff Services, LP	Houston, TX 77056
CT Corporation System	PO Box 4349	NA	28,720
CT Corporation System	Carol Stream, IL 60197
Deloitte Consulting	285 Peachtree Center Ave.	NA	85,000
Deloitte Consulting	Atlanta, GA 30303
Deloitte & Touche LLP	333 Clay Street, Suite 2300	NA	49,900
Deloitte & Touche LLP	Houston, TX 77002-4196
Dell Marketing Corp	P.O. Box 890837	NA	94
Dell Marketing Corp	Dallas, TX 75389-0837

20A of 27 pages
ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2003

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount
Dewey Ballantine	1301 Ave. of the Americas	NA	184,860
Dewey Ballantine	New York, NY 10019
Doerner Saunders Daniel & Anders	320 S. Boston Ave. Ste. 500	NA	11,114
Doerner Saunders Daniel & Anders	Tulsa, OK 74103
Douglas B. Whiting, Attorney at Law	82 East Fairbranch Circle	NA	24,468
Douglas B. Whiting, Attorney at Law	The Woodlands, TX 77382
Drake Beam Morin, Inc.	100 Park Ave.	NA	3,500
Drake Beam Morin, Inc.	New York, NY 10017
Dr. Fidelis Oditah	3-4 South Square, Gray's Inn	NA	59,944
Dr. Fidelis Oditah	London, GBR WC1R 5HP
Dwayne P. Smith, Chapter 7	PO Box 8190	NA	50,000
Dwayne P. Smith, Chapter 7	New Orleans, LA 70182
Edward C. Trump	PO Box 8289	NA	5,378
Edward C. Trump	Marshall, TX 75671
Energie Rinnovabili Italia Srl	14153 Genova	NA	139,532
Energie Rinnovabili Italia Srl	Genova, ITA 16153
Energoproekt PLC	51, J. Bourchier Blvd.	NA	2,503
Energoproekt PLC	Sofia, Bulgaria
Entergy Power Development Corp.	PO Box 61000	A	2,240,403
Entergy Power Development Corp.	New Orleans, LA 70161-1000
Entergy Koch Trading, LP	20 East Greenway Plaza	A	259,172
Entergy Koch Trading, LP	Houston, TX 77046
Entergy Services, Inc.	PO Box 61000	A	91,398,117
Entergy Services, Inc.	New Orleans, LA 70161
Federal Express	P.O. Box 1140	NA	4,905
Federal Express	Memphis, TN 38101-1140
Freshfields Bruckhaus Deringer	Fortuny 6	NA	74,108
Freshfields Bruckhaus Deringer	28010 Madrid
Freshfields Bruckhaus Deringer	Madrid ESP
Frontier 7 Plc	9 Fridtjof Nanson Blvd.	NA	19,855
Frontier 7 Plc	Sofia 1000
Frontier 7 Plc	Bulgaria
Genexp Ltd.	Park House, Church Place, Swindon	NA	42,715
Genexp Ltd.	Wiltshire, GBR SN1 5ED
Glankler Brown PLLC	One Commerce Square Ste. 1700	NA	10,555
Glankler Brown PLLC	Memphis, TN 38103
Goodwin Procter LLP	53 State St., Exchange Place	NA	3,707
Goodwin Procter LLP	Boston, MA 02109-2881
GZA Environmental of New York	2 Penn Plaza, Ste. 1860	NA	7,711
GZA Environmental of New York	New York, NY 10121
Herbert Smith	Exchange House, Primrose St.	NA	87,983
Herbert Smith	London, GBR EC2A 2HS
Integralis Networks Systems Ltd	GT LON	NA	45,499
Iron Mountain	P.O. Box 65017	NA	4,803
Iron Mountain	Charlotte, NC 28265-0017
iSphere Innovation Partners, LLC	12412 Sagittarius E.	NA	12,421
iSphere Innovation Partners, LLC	Willis, TX 77318
IS&T Staffing Group, Inc.	1770 Saint James Place Suite 330	NA	5,300
IS&T Staffing Group, Inc.	Houston, TX 77056
Jackson Walker, LLP	1100 Louisiana, Suite 4200	NA	5,335
Jackson Walker, LLP	Houston, TX 77002-0435
Jones, Day, Reavis & Pogue	Bucklersubury House	N/A	182,584
Jones, Day, Reavis & Pogue	3 Queen Victoria Street
Jones, Day, Reavis & Pogue	London, GT LON EC4N 8NA

20B of 27 pages
ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2003

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount
Jones, Walker, Waechter		N/A	12,094
Jones, Walker, Waechter
Kattner/FVB	150 South Fifth Street; Suite 340	NA	154,930
Kattner/FVB	Minneapolis, MN 55402
Kaye Scholer LLP	1999 Ave. of the Stars	NA	10,210
Kaye Scholer LLP	Los Angeles, CA 90063
Koch Properties Company LP	20 Greenway Plaza, Suite 200	NA	12,319
Koch Properties Company LP	Houston, TX 77046
Kwik Kopy Printing	9 Greenway Plaza Ste. C18	NA	2,665
Kwik Kopy Printing	Houston, TX, 77046
Leboeuf, Lamb, Greene, Macrae	1000 Kearns Building	NA	17,466
Leboeuf, Lamb, Greene, Macrae	136 South Main Street
Leboeuf, Lamb, Greene, Macrae	Salt Lake City, UT 84101
Lewis Graphics	11911 Amblewood Drive	NA	828
Lewis Graphics	Stafford, TX 77477
Lexis Nexis	P.O. Box 100176	NA	2,487
Lexis Nexis	Atlanta, GA 30384
Linklaters & Alliance	One Silk Street	NA	(447,633)
Linklaters & Alliance	London, GT LON EC2Y 8HQ
Locke, Liddell, and Sapp LLP	PO Box 201072	NA	749,136
Locke, Liddell, and Sapp LLP	Houston, TX 77216-1072
McGriff, Seibels, & Williams Inc.	2211 7th Avenue South	NA	11,460
McGriff, Seibels, & Williams Inc.	Birmingham, AL 35233
McGuire Woods Battle & Boothe	1050 Brussels	NA	92,889
McGuire Woods Battle & Boothe	Belgium
Macchi di Cellere e Gangemi	Via Serbelloni 4	NA	58,246
Macchi di Cellere e Gangemi	20122 Milano
Millfield Partnership, Ltd	47 King William Street	NA	18,427
Millfield Partnership, Ltd	London, GBR EC4R 9JD
Morrison & Foerster LLP	425 Market Street, File No. 72497	NA	706,180
Morrison & Foerster LLP	San Francisco, CA 94105-2482
Murov and Ward, LLC	615 Baronne Street; Suite 150	NA	994
Murov and Ward, LLC	New Orleans, LA 70113
Muzak LLC	4300 West Royal Lane	NA	188
Muzak LLC	Irving, TX 75063-2227
Navigant Consulting, Inc.	200 Wheeler Rd.	NA	92,460
Navigant Consulting, Inc.	Burlington, MA 01803
Nelson, Mullins, Riley & Scarborough	PO BOX 11070	NA	2,403
Nelson, Mullins, Riley & Scarborough	Columbia, SC 29211
Norventus Group, LLC	12550 West Meadow Circle	NA	120,105
Norventus Group, LLC	Lake Bluff, IL 60044-1172
Organization Resources Counselors, Inc.	1211 Avenue of the Americas	NA	461
Organization Resources Counselors, Inc.	New York, NY 10036
Ozarka Spring Water Co.	2767 East Imperial Hwy.	NA	107
Ozarka Spring Water Co.	Brea, CA 92821
PB Power Ltd	Amber Court	NA	80,306
PB Power Ltd	William Armstrong Drive
PB Power Ltd	Newcastle Business Drive	NA
PB Power Ltd	Newcastle, GT LON NE4 7YQ
PEL International Gas	3 Lloyds Avenue	NA	29,288
PEL International Gas	London, GBR EC3N 3DS
Phelps Dunbar LLC	P.O. Box 54631	NA	130
Phelps Dunbar LLC	New Orleans, LA 70154-4631
Physical Systems Integration LLC	12119 Great Oak Ct.	NA	12,951
Physical Systems Integration LLC	Magnolia, TX 77354

20C of 27 pages
ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2003

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount
Piedmont Natural Gas	PO Box 33068	NA	170,316
Piedmont Natural Gas	Charlotte, NC 28233
Powergem, LLC	P.O. Box 9049	NA	21,055
Powergem, LLC	Niskayuna, NY 12309
PriceWaterhouseCoopers	1 Queen's Road Central	NA	391,275
PriceWaterhouseCoopers	Abucus HK Limited
PriceWaterhouseCoopers LLP	333 Market Street, 18th Floor	NA	72,483
PriceWaterhouseCoopers LLP	San Francisco, CA 94105
Psinet UK Ltd	Brookmount Court	NA	25,975
Psinet UK Ltd	Kirkwood Road
Psinet UK Ltd	Cambridge, CAMBS CB42QH Great Britain
RHR International	PO BOX 95122	NA	15,079
RHR International	Chicago, IL 60694-5122
Richards, Layton & Finger PA	P.O. Box 551	NA	3,905
Richards, Layton & Finger PA	Wilmington, DE 19899
R. Howard & Assoc.	Grange House, Pasture Way, Wistow	NA	40,901
R. Howard & Assoc.	Selby, GBR YO8 3UQ
Salomon Brother	Citigroup Centre, Canada Square	NA	102,836
Salomon Brother	Canary Wharf, London, GBR E14 5LB
Science Applications International Corp.	10260 Campus Point Drive	NA	510,400
Science Applications International Corp.	San Diego, CA 92121-1578
Shimizu Europe	Hythe House, 200 Shephard's Bush Rd.	NA	207,045
Shimizu Europe	London, GBR W6 7NY
Skadden, Arps, Slate & Meagher & Flom, LLP	One Canada Square; Canary Wharf	NA	2,533,847
Skadden, Arps, Slate & Meagher & Flom, LLP	London, GBR E14 5DS
Slaughter & May	One Bunhill Row	NA	29,263
Slaughter & May	London, GBR EC1Y8YY
Sourceone, Inc.	132 Canal St.	NA	15,142
Sourceone, Inc.	Boston, MA 02114
Steeg and O'Connor, LLC	201 St. Charles Avenue; Suite 3201	NA	35,563
Steeg and O'Connor, LLC	New Orleans, La 70170
Stibbe	66 Grisham St.	NA	257,139
Stibbe	London, GBR EC2V 7PP
Stone & Webster Engineering Co.	245 Summer Street	NA	28,006
Stone & Webster Engineering Co.	Boston, MA 02205-1611
Strategic Training	51 Hamilton Rd., Thornton Heath	NA	23,150
Strategic Training	Surray, GBR CR7 8NN
Stratus Technologies Ireland Ltd.	P.O. Box 101128	NA	18,960
Stratus Technologies Ireland Ltd.	Atlanta, GA 30392
Tejas Surveying, Inc.	8410 HWY 90A #200	NA	3,248
Tejas Surveying, Inc.	Sugarland, TX 77478
Thermal Engineering Group, Inc.	105 Hazel Path Court, Suite 2	NA	95,604
Thermal Engineering Group, Inc.	Hendersonville, TN 37075
TMPW Ltd.	15 Them Dervi St.	NA	25,398
TMPW Ltd.	London, GBR EC4R 9JD
Totev Law Office	6 Solunska Street - 2nd Floor	NA	86,478
Totev Law Office	Sofia, BGR EC4R 9JD
Trademark Construction & Remodel	3562 W. TC Jester Blvd.	NA	9,461
Trademark Construction & Remodel	Houston, TX 77018
TRC Environmental Corp.	5 Waterside Crossing	NA	105,705
TRC Environmental Corp.	Windor, CT 06095
WCM Group, Inc.	PO Box 4563	NA	4,670
WCM Group, Inc.	Houston, TX 77210-4563
Westerlund Communications, Inc	16303 Blenheim Way	NA	10,523
Westerlund Communications, Inc	Minnetonka, MN 55345

20D of 27 pages
ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For Year Ended December 31, 2003

Outside Services Employed - Account 923

		Relationship
		"A"- Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

Wheeler Consulting	14111 Hambleton Dr.	NA	150,453
Wheeler Consulting	Houston, TX 77069
Wise Carter Child & Caraway	PO BOX 651	NA	6,075
Wise Carter Child & Caraway	Jackson, MS 39205
Womble Carlyle Sandridge and Rice	P.O. Box 84	NA	5,738
Womble Carlyle Sandridge and Rice	Winston Salem, NC 27102
Xerox Connect	P.O. Box 828187	NA	6,289
Xerox Connect	Philadelphia, PA 19182-8187

All Others (133)		NA	(266,346)

Total All			$105,040,946

* Note: Amounts may not foot due to rounding.

20E of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Employee Pensions and Benefits - Account 926

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description			Amount

This item includes primarily costs billed from Entergy Services, Inc. and are
not benefits of EEI.			$17,460
EEI benefits allocations			2,579,933
Educational reimbursement			6,205

		TOTAL	$2,603,598

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

General Advertising Expenses - Account 930.1

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee		Amount

There were no General Advertising Expenses in 2003
for Entergy Enterprises, Inc.			NONE

		TOTAL

* Note: Amounts may not foot due to rounding.

21 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Miscellaneous General Expenses - Account 930.2

Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description		Amount

Active development costs		$38,915
Severance & lease amortization		8,599,652
Outside services from ESI		2,236
Outsource billing		(2,268)
Bank fees		50,687
Clearing account 184 from balance sheet		442,797
EEI overhead expenses		3,190,006
Demon. & selling expense		209,998
Other miscellaneous expenses (including capital expense)		(179,652)
	TOTAL	$12,352,372

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Rents - Account 931

Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property		Amount

Building, Facility, & Real Property Rentals		$5,983,772
Office Equipment & Other Rentals		129,458
Other		152,128

	TOTAL	$6,265,358

* Note: Amounts may not foot due to rounding.

22 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Taxes Other Than Income Taxes - Account 408

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

Payroll Tax		$1,646,667.66
Ad Valorem		25,369.93
Property Taxes		17,517.24
State Franchise Tax		12,252.81
Miscellaneous (O, I, & D)		7,002.00
Excise Tax		40.89
Occupation Tax		19.69
Sales & Use Tax		(197.05)

	TOTAL	$1,708,673

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient		Amount

Nespresso Club		$117
	TOTAL	$117

* Note: Amounts may not foot due to rounding.

23 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Other Deductions - Account 426.5

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee		Amount

Dues and membership fees to Professional	Various		$114
Organizations and Associations

Political Organizations	Various		248

Charitable Donation	American Diabetes Association		500

Miscellaneous (1)	Various		1

		TOTAL	$863

24 of 27 pages

ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

For the Year Ended December 31, 2003

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13A - 13E

25 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Organization Chart

DIRECTORS	POSITION
C. John Wilder	Director
S. Gareth Brett	Director
Donald C. Hintz	Director

OFFICERS	POSITION
S. Gareth Brett	President and Chief Executive Officer
Joseph T. Henderson	Senior Vice President and General Tax Counsel
Robert D. Sloan	Senior Vice President and Secretary
Robert A. Malone	Vice President - Engineering and Construction
Frederick F. Nugent	Vice President, General Counsel, and Assistant Secretary
Steven C. McNeal	Vice President and Treasurer
Robert J. Cushman	Vice President
Turgay Gurun	Vice President
Jonathan E. Long	Vice President
Stephen A. Lorio	Vice President
Tom D. Reagan	Vice President
Thomas G. Wagner	Assistant Secretary
Rory L. Roberts	Tax Officer

Methods of Allocation

Entergy Enterprises, Inc. shall fully allocate and charge associated companies for the direct and indirect costs of it's services, determined in accordance with rules 90 and 91, in the manner set forth in the Service Agreements, and approved by the Commissions (7/8/93 (HCAR No. 25848)), based on direct costs related to the project or service being performed and a portion of Enterprises' indirect costs. Such indirect costs will be equitably allocated and charged based on one or more allocations including, but not limited, to five categories: (i) direct labor hours, (ii) total payroll dollars charged, (iii) base assignment of company employees, (iv) direct dollars charged, and (v) revenues.

Annual Statement of Compensation for Use of Capital Billed

- Not applicable -

26 of 27 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Entergy Enterprises, Inc.

By:/s/ Steven C. McNeal

Steven C. McNeal
 Vice President and Treasurer

Date:  April 26, 2004

27 of 27 pages